*AB 3/20

14049169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One ShareBuilder, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 South King Street, Suite 700
(No. and Street)

Seattle (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A Daniel Greenshields, Director and President (206)805-0234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave, Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/26

OATH OR AFFIRMATION

I, A. Daniel Greenshields, Director and President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One ShareBuilder, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and President

Title

MARY M. CAMPBELL NOTARY PUBLIC STATE OF WASHINGTON Lic# 145902 My Comm. Expires Dec. 5, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE SHAREBUILDER, INC.
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

CAPITAL ONE SHAREBUILDER, INC.
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital One ShareBuilder, Inc.

We have audited the accompanying statement of financial condition of Capital One ShareBuilder, Inc. (the "Company"), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital One ShareBuilder, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

CAPITAL ONE SHAREBUILDER, INC.
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 27,344,743
Receivables from clearing organization	6,310,398
Receivables from customers, net of allowance for doubtful accounts of $86,768	101,415,255
Other receivables	1,629,299
Receivable from COF and affiliates, net	2,153,518
Securities owned, at fair value	1,577,189
Intangible assets, net	69,454,849
Property and equipment, net	34,008,568
Prepaid expenses and other assets	954,670
Total assets	**$ 244,848,489**
Liabilities, subordinated loans and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 35,019
Payable to SBC, net	9,496,377
Payables to customers	226,959
Accounts payable and accrued liabilities	19,926,014
Deferred tax liabilities, net	35,738,134
Total liabilities	**65,422,503**
Subordinated loans from SBC	85,000,000
Subordinated loans from COF	40,000,000
Stockholder's equity:	
Preferred stock, no par value; 30,000,000 shares authorized; zero shares issued and outstanding	–
Common stock, no par value; authorized 70,000,000 shares; 1,000,000 shares issued and outstanding	350,000
Additional paid-in capital	127,422,357
Accumulated deficit	(73,346,371)
Total stockholder's equity	**54,425,986**
Total liabilities, subordinated loans and stockholder's equity	**$ 244,848,489**

See accompanying notes to financial statement.

1. Organization and Nature of Business

Capital One ShareBuilder, Inc. (the "Company"), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation ("SBC"). SBC is a wholly owned subsidiary of Capital One DIRECT Securities, Inc. ("CODSI"), which is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One", "COF" or the "Parent"). On April 1, 2013, ownership of CODSI changed to COF from Capital One, N.A. ("CONA") a wholly owned subsidiary of COF.

The Company is subject to the risks and challenges associated with its dependence on SBC and Capital One for capital, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management and marketing resources.

2. Summary of Significant Accounting Policies

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates are based on information available as of the date of the statement of financial condition. While management makes its best judgment, actual results could differ from those estimates. Estimates and assumptions are made in determining the allowance for doubtful accounts and fraud reserves, the recoverability of long-lived assets and intangible assets, the fair value of financial instruments, income taxes and contingent liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with stated maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Receivables From and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance. The recorded value approximates the fair value for the margin loan receivables. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Margin loans that were unsecured or partially secured were $6,710 at December 31, 2013. There were no past due or nonaccrual margin loans at December 31, 2013.

Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity, and a specific customer's ability to pay its obligations to the Company.

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the Federal Reserve), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account. The Company may increase this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $101,502,023 at December 31, 2013, are included in "receivables from customers, net of allowance for doubtful accounts" in the statement of financial condition.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from COF, SBC or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned include odd lot and fractional shares of common stock, exchange-traded funds and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value is generally based on quoted market prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also includes major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting.

Intangible Assets

Intangible assets with definitive useful lives are measured at cost and amortized either on a straight-line basis or an accelerated basis over their estimated useful lives and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. The Company capitalizes direct costs for internally developed software projects that have been identified as being in the application development stage. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties and licensing fees paid to affiliated entities and third parties. Enhancement costs relate to substantial upgrades or enhancements to our website that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful life of the upgrade or enhancement. The Company periodically reviews capitalized fixed assets for impairment.

Useful lives for property and equipment are estimated as follows:

Computers and software	3–7 years
Office equipment, furniture and fixtures	3–10 years
Leasehold improvements	Lesser of useful life or the remaining fixed non-cancelable lease term

Drafts Payable

Drafts payable of $6,323,075 are included in "accounts payable and accrued liabilities" on the statement of financial condition and represent amounts drawn by the Company against a bank account at CONA.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the tax

sharing agreement among the Parent and its subsidiaries. In accordance with this agreement, the Company determines its share of federal, state and local income tax liability or benefit.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. Uncertain tax positions are recognized to the extent that they are more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2013.

Recent Accounting Pronouncements

In December 2011, the FASB issued an accounting standard update requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the statement of financial condition or that are subject to enforceable master netting arrangements or similar agreements. The guidance was effective for annual and interim reporting periods beginning on or after January 1, 2013. Our adoption of the guidance had no effect on our financial condition or liquidity as it only affects our disclosures.

3. Receivables From Clearing Organization

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. In the event of a breakdown or failure of our clearing broker to perform, we may be subject to risks that could diminish our ability to operate our business, service customer accounts and protect customers' information, or result in potential liability to customers, reputational damage, regulatory intervention and customers' loss of confidence in our business, any of which could result in a material adverse effect. The Company keeps a deposit of $25,000 to maintain this relationship.

The Company has cash and money market balances held in omnibus accounts that are included in receivables from clearing organizations in the statement of financial condition totaling $4,001,779 as of December 31, 2013. Money market balances in the amount of $1,430,938 are held at Bank of New York, and cash balances of $2,570,841 are held at CONA.

4. Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

The following table provides details of securities owned and securities sold, not yet purchased at fair value, as of December 31, 2013:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 1,573,139	$ (2,019)
Stock index option contracts	4,050	(33,000)
Total	$ 1,577,189	$ (35,019)

The clearing broker has the right to lend the corporate shares owned by the Company.

5. Intangible Assets

The following table presents the gross carrying amount and accumulated amortization of intangible assets as of December 31, 2013:

	December 31, 2013			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Amortization Period
Intangible assets:				
Brokerage relationships	$ 82,000,000	$ (20,436,461)	$ 61,563,539	12.2 years
Trade name and trademark	9,000,000	(1,120,690)	7,879,310	13.2 years
Partnership relationships	1,800,000	(1,788,000)	12,000	0.2 years
Total intangible assets	$ 92,800,000	$ (23,345,151)	$ 69,454,849	12.3 years

Brokerage relationship intangibles are amortized using the sum of the years' digit method over 14 years. Trade name and trademark intangibles are amortized on a straight-line basis over 15 years. Partnership relationship intangibles are amortized using the sum of the years' digit method over two years.

6. Property and Equipment

The following table presents property and equipment as of December 31, 2013:

	December 31, 2013
Software	$ 63,533,420
Computer equipment	2,803,610
Work in process (software development)	7,419,208
Other property and equipment	636,139
Gross property and equipment	74,392,377
Less: accumulated depreciation and amortization	(40,383,809)
Property and equipment, net	$ 34,008,568

Internally developed software costs at December 31, 2013, were $23,639,396 net of accumulated depreciation of $36,746,847.

7. Financial Instruments

Cash and cash equivalents, securities owned and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2013. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value at December 31, 2013.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2013, the Company had 15 stock index call options and 15 stock index put options. The underlying notional amounts of the call and put options are $2,772,540 and $2,772,540, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the statement of financial condition and are indicative only of the position at December 31, 2013. These options are included at their fair value in "securities owned and securities sold, not yet purchased" on the statement of financial condition.

8. Fair Values of Assets and Liabilities

The Company recognizes or discloses at fair value all financial assets and liabilities and certain nonfinancial assets and liabilities in the statement of financial condition, in accordance with fair value guidance. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price), and provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable and requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 – Observable market-based inputs, other than quoted prices, in active markets for identical assets or liabilities
- Level 3 – Unobservable inputs. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following is fair value measurement information for the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2013:

Assets

Money market funds – The fair value measurement of money market funds is based on quoted market prices in active markets (Level 1).

Securities owned – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

Liabilities

Securities sold, not yet purchased – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

The following table presents our assets and liabilities measured on our statement of financial condition at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements Using			**Total**
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Financial assets:				
Money market funds	$ 146,388	$ –	$ –	$ 146,388
Securities owned	1,577,189	–	–	1,577,189
Financial liabilities:				
Securities sold, not yet purchased	35,019	–	–	35,019

Assets Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

9. Income Taxes

The following table presents the components of the Company's deferred tax assets and liabilities as of December 31, 2013:

	December 31, 2013
Deferred tax assets:	
Net operating loss carryforwards	$ 2,779,544
Other	213,666
Total deferred tax assets	2,993,210
Less valuation allowance	(1,621,877)
Deferred tax assets	1,371,333
Deferred tax liabilities:	
Property and equipment	(12,260,611)
Intangibles	(24,719,064)
Other	(129,792)
Total deferred tax liabilities	(37,109,467)
Net deferred tax liabilities	$ (35,738,134)

The Company has net operating loss carryforwards (NOLs) of approximately $7.7 million, which are available to reduce future taxable income tax for federal income tax purposes. Such NOLs begin to expire in 2018. The Company's ability to use its NOLs to offset future income is subject to restrictions enacted in Section 382 of the Code. These restrictions limit the Company's future use of NOLs if there is a significant ownership change in the Company's stock. The Capital One acquisition of the Company and a prior ownership change resulted in a limitation on the utilization of its NOLs. Accordingly, a valuation allowance was recorded in the amount of $1.6 million related to $4.6 million of the NOLs. The Company does not have a valuation allowance on the remaining deferred tax assets because it is more likely than not that these will be realized.

As of December 31, 2013, the Parent and the Company's federal tax returns for the years ending December 31, 2010 through February 17, 2012, are subject to examination by the Internal Revenue Service (IRS); however, there has been no notification to audit these years. Similarly tax returns for tax years ending December 31, 2010 through February 17, 2012, are subject to state examination; however, there has been no notification by any state of its intent to audit these years. The Company is expecting the IRS to begin its audit of the Parent's federal tax return for the period ending December 31, 2012, sometime in the first quarter of 2014.

10. Related-Party Transactions

The Company has certain payables to and receivables from COF and its affiliates relating to its operating transactions arising from the normal course of business, including accounts payable, payroll, shared services, and income taxes.

The payables to and receivables from the Parent are included in "receivable from COF and affiliates", net on the statement of financial condition. The Company also has certain payables to SBC relating to interest on subordinated loans, management fees and other operating transactions arising from the normal course of business. The payables to SBC are included in "payable to SBC, net" on the statement of financial condition.

The Company has three subordinated equity loan agreements with SBC with an outstanding balance of $85,000,000. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal at a rate of 0.94%. Accrued interest payable of $6,770,487 is included in "payable to SBC", net and $85,000,000 is reflected as "subordinated loans from SBC" on the statement of financial condition.

The maturity dates for these subordinated loans are as follows: $35,000,000 matures on April 14, 2015, $25,000,000 matures on May 18, 2015, and $25,000,000 matures on September 24, 2015. Without further action by SBC or the Company, these loans will be extended an additional year from each respective maturity date.

On November 15, 2012, the Company entered into a Revolving Note and Cash Subordination Agreement with CONA. This agreement was terminated and principal and interest was repaid on April 1, 2013. Principal in the amount of $20,000,000 and interest of $23,993 was repaid to CONA.

On April 1, 2013 the Company entered into a new Revolving Note and Cash Subordination Agreement (the "Subordinated Revolver") with COF. The Subordinated Revolver has a commitment amount of up to $200,000,000. The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2013, the Company had an outstanding balance of $40,000,000 included in "subordinated loans from COF" on the statement of financial condition. $20,000,000 is accruing interest at a rate of

LIBOR plus 1.56% and $20,000,000 is accruing at a rate of LIBOR plus 1.67%. All outstanding balances are due to COF on or before April 1, 2019. Accrued interest payable on the outstanding balances of the Subordinated Revolver was $374,217 at December 31, 2013 and is included in "receivable from COF and affiliates, net" on the statement of financial condition.

The Company offers customers an FDIC insured investment product. For customers electing the FDIC product, the Company sweeps excess cash daily and deposits the cash with CONA. In consideration for services provided by the Company, CONA pays the Company a fee which is net of interest paid on all of the Company's customer assets held at CONA. The Company uses banking services from CONA for the majority of its banking.

11. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company may enter into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2013.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company may become subject to various pending and threatened legal actions relating to the conduct of its normal business activities. In the opinion of management and legal counsel, the ultimate aggregate liability, if any, arising out of any pending or threatened legal actions will not be material to the financial condition of the Company.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $104,517,170 as defined, which was $102,696,438 in excess of its required minimum net capital of $1,820,732. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1 at December 31, 2013.

Advances to affiliates, repayment of subordinated loans, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2013.

13. Subsequent Events

On February 5, 2014, the Company borrowed $10,000,000 from SBC. This loan is not subordinated and will be categorized as aggregate indebtedness on the financial and operational combined uniform single (FOCUS) report. Management has evaluated all other subsequent events through February 27, 2014, the date the statement of financial condition was available to be issued.